UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 28, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

25 October 2013

CSR plc

(the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of share awards and disposal of ordinary shares in the Company

The Company announces that on 25 October 2013, 37,180 ordinary shares were allotted to Mr Dolinko, a PDMR, at par value £0.001 per ordinary share pursuant to the rules of the CSR Share Award Plan (the “Plan”).

As permitted by the Plan rules and pursuant to an irrevocable instruction given by Mr Dolinko prior to the current close period, Mr Dolinko sold 19,651 ordinary shares in the Company at a price of £5.4575 to satisfy tax arising on vesting.

Following the transaction, Mr Dolinko holds 82,049 shares in the Company.

ENDS